Exhibit 99.4

Disclosure of Transactions in Own Shares

Paris, August 23rd, 2018 – In accordance with the authorization given by the combined ordinary and extraordinary shareholders’ general meeting on June 1st, 2018 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from August 16th, 2018 to August 22nd, 2018:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
16.08.2018	180,201	52.3163	9,427,450	XPAR
16.08.2018	10,179	52.2516	531,869	CHIX
16.08.2018	6,770	52.2490	353,726	TRQX
16.08.2018	2,582	52.2534	134,918	BATE
17.08.2018	162,503	52.2117	8,484,558	XPAR
17.08.2018	42,609	52.1981	2,224,109	CHIX
17.08.2018	21,114	52.2039	1,102,233	TRQX
17.08.2018	14,892	52.1959	777,301	BATE
20.08.2018	154,223	52.9618	8,167,928	XPAR
20.08.2018	29,279	52.9831	1,551,292	CHIX
20.08.2018	18,465	52.9803	978,281	TRQX
20.08.2018	7,665	52.9828	406,113	BATE
21.08.2018	100,674	53.1952	5,355,374	XPAR
21.08.2018	36,286	53.1875	1,929,962	CHIX
21.08.2018	14,242	53.1989	757,659	TRQX
21.08.2018	10,545	53.2938	561,983	BATE
22.08.2018	89,321	53.6969	4,796,261	XPAR
22.08.2018	35,963	53.6499	1,929,411	CHIX
22.08.2018	15,447	53.6672	828,997	TRQX
22.08.2018	11,354	53.6775	609,454	BATE
Total	964,314	52.7928	50,908,879

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

* * * * *

Total contacts

Media Relations: +33 1 47 44 46 99 | presse@total.com | @TotalPress

Investor Relations: +44 (0)207 719 7962 | ir@total.com